Exhibit 99.1

DirectBooking Technology Co., Ltd. Announces 16-for-1 Share Consolidation

Hong Kong, Feb. 17, 2026 — DirectBooking Technology Co., Ltd. (“DirectBooking Technology” or the “Company”, Nasdaq: ZDAI) announced that its board of directors, by unanimous written resolutions dated January 23, 2026, approved the implementation of a share consolidation (the “Share Consolidation”) to enable the Company to meet the minimum bid price requirement for continued listing on The Nasdaq Capital Market, its current stock exchange. The Share Consolidation is scheduled to become effective on February 17, 2026. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “ZDAI” and are expected to begin trading on a split-adjusted basis when the market opens on February 19, 2026.

The Share Consolidation will be implemented at a ratio of 16 for 1. Upon the Share Consolidation becoming effective: (i) every 16 issued and unissued Class A ordinary shares of the Company, with a par value of US$0.00005 per share, will be consolidated into one Class A ordinary share, and the par value of each Class A ordinary share will be adjusted to US$0.0008; and (ii) every 16 issued and unissued Class B ordinary shares of the Company, with a par value of US$0.00005 per share, will be consolidated into one Class B ordinary share, and the par value of each Class B ordinary share will be adjusted to US$0.0008.

The Company’s total authorized share capital will remain unchanged at US$250,000, but will be reclassified as follows: (i) 250,000,000 Class A ordinary shares with a par value of US$0.0008 each; and (ii) 62,500,000 Class B ordinary shares with a par value of US$0.0008 each.

The board has also resolved that no fractional shares will be issued in connection with the Share Consolidation. Any fractional share entitlement arising from the consolidation ratio will be rounded to the nearest whole share at the participant level.

The Share Consolidation is also intended to streamline the Company’s share capital structure without changing existing shareholders’ proportional ownership interests or the current dual-class voting rights arrangement, while providing greater flexibility for potential future financings and capital markets activities.

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. The Company provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. The Company primarily handles the transportation of materials excavated from construction sites. The Company’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements.” Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors, not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policies; overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and the establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events; and other events and/or risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

DirectBooking Technology Co., Ltd.

tanyu@primegaghl.com